Exhibit 2.2

PURCHASE AND SALE AGREEMENT

DATED EFFECTIVE AS OF JANUARY 1, 2008

BETWEEN

COMET RESOURCES LLC

AS SELLER

AND

WHITING OIL AND GAS CORPORATION

AS BUYER

List of Exhibits and Schedules

Exhibit A –   The Pipeline Gathering System

Exhibit B –  The Lands

Exhibit C -   The Surface Rights

Exhibit D –  The Material Contracts

Exhibit E –  The Permits

Exhibit F -   The Assignment

Exhibit G –    The Non-Foreign Affidavit

Schedule 3(d) – Allocation of Purchase Price

Schedule 4(d) – Conflicts

Schedule 4(g) – Consents and Preferential Rights

Schedule 4(h) – Outstanding Capital Commitments

Schedule 4(i) – Litigation and Claims

Schedule 4(k) – Environmental Defects

- i -

Definitions

“Allocated Value” has the meaning set forth in Section 7(a)(i).

“Bank Liens” has the meaning set forth in Section 13(b)(iii).

“Bank Payoff” has the meaning set forth in Section 7(d)(iv).

 “Business Day” means each calendar day except Saturday, Sundays and federal holidays.

“Buyer’s Notice Date” has the meaning set forth in Section 7(c).

“Casualty Event” has the meaning set forth in Section 10.

“Casualty Loss” has the meaning set forth in Section 10.

“Casualty Threshold” has the meaning set forth in Section 10.

“Claims” has the meaning set forth in Section 17.

“Closing” has the meaning set forth in Section 13.

“Closing Date” has the meaning set forth in Section 13.

“Code” has the meaning set forth in Section 3(e).

“Effective Time” has the meaning set forth in Section 1(a).

“Environmental Basket” has the meaning set forth in Section 8(e).

“Environmental Defect” has the meaning set forth in Section 8(c).

“Environmental Defect Notice” has the meaning set forth in Section 8(d).

“Environmental Defect Threshold” has the meaning set forth in Section 8(c).

“Environmental Laws” has the meaning set forth in Section 8(c).

“Environmental Response” has the meaning set forth in Section 8(e).

“Escrow Agent” has the meaning set forth in Section 13(b)(ii).

“Exchange Act” has the meaning set forth in Section 6(b)(v).

- ii -

“Excluded Properties” has the meaning set forth in Sections 1(b), 7(d)(iii) and 8(e)(iii).

“Final Settlement Statement” has the meaning set forth in Section 14(a).

“Final Purchase Price” has the meaning set forth in Section 3.

“Indemnity Fund” has the meaning set forth in Section 13(b)(ii).

“Indemnity Deadline” has the meaning set forth in Section 17(f).

“JAG” shall have the meaning set forth in Section 21(h).

“Lands” has the meaning set forth in Section 1(a)(ii).

“Material Contracts” has the meaning set forth in Section 1(a)(iv).

“MDC” means Miller Dyer & Co, LLC.

“Member Approval” has the meaning set forth in Section 6(b)(ii).

“Net Revenue Interest” has the meaning set forth in Section 7(a)(v).

“NORM” has the meaning set forth in Section 8(a).

“Notice” has the meaning set forth in Section 20.

“Outside Termination Date” has the meaning set forth in Section 19(a).

“Permits” has the meaning set forth in Section 1(a)(v).

“Permitted Encumbrances” has the meaning set forth in Section 7(b).

“Pipeline Gathering System” has the meaning set forth in Section 1(a)(ii).

“Preliminary Amount” has the meaning set forth in Section 13(a).

“Preliminary Settlement Statement” has the meaning set forth in Section 13(a).

“Properties” has the meaning set forth in Section 1.

“Property Tax” has the meaning set forth in Section 3(f).

- iii -

“Purchase Price” has the meaning set forth in Section 2.

“Records” have the meaning set forth in Section 1(a)(vi).

“Remediation Value” has the meaning set forth in Section 8(c).

“Sales Tax” has the meaning set forth in Section 15(c).

“Seller Group” has the meaning set forth in Section 17(a).

“Seller’s Response Date” has the meaning set forth in Section 7(d).

“Surface Rights” has the meaning set forth in Section 1(a)(iii).

“Title Basket” has the meaning set forth in Section 7(d).

“Title Defect” has the meaning set forth in Section 7(a).

“Title Defect Notice” has the meaning set forth in Section 7(c).

“Title Defect Threshold” has the meaning set forth in Section 7(a)(viii).

“Title Defect Value” has the meaning set forth in Section 7(a)(vii).

“Working Interest” has the meaning set forth in Section 7(a)(iv).

- iv -

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated effective as of the Effective Time, is between COMET RESOURCES LLC, a Nevada limited liability company (“Seller”), whose address is 1200 N. Ashland Ave., Suite 600, Chicago, Illinois 60622 and WHITING OIL AND GAS CORPORATION, a Delaware corporation (“Buyer”), whose address is 1700 Broadway, Suite 2300, Denver, Colorado  80290. Seller and Buyer may be referred to herein, individually, as a “Party,” and, collectively, as the “Parties.”

Recitals

A.           Seller owns that certain natural gas pipeline, rights of way and related facilities known as the Seep Ridge Pipeline located in Uintah County, Utah

B.           Seller desires to sell and assign to Buyer, and Buyer desires to purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Seep Ridge Pipeline, as more specifically described herein, in accordance with the terms and conditions of this Agreement.

Agreement

FOR ONE HUNDRED DOLLARS ($100.00), the mutual premises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

    1. Purchase and Sale.

      (a) Properties.  Subject to the terms and conditions of this Agreement, Seller agrees to sell and assign to Buyer, and Buyer agrees to purchase, acquire and assume from Seller, at the Closing (as hereinafter defined below) but effective as of 12:01 a.m., Mountain Standard Time, on January 1, 2008 (the “Effective Time”), all of Seller’s right, title and interest in and to the following, other than the Excluded Properties (collectively, the “Properties”):

(i) That certain natural gas pipeline system known as the Seep Ridge Pipeline, running approximately 44 miles from the Flat Rock Field to the Questar Mainline, located in Townships 10 South through 15 South, Ranges 20 East through 22 East, Uintah County, Utah and all pipe, pumps, motors, valves, fittings, compressors, parts, materials and supply inventories, tools, electronic monitoring and calibration equipment, and the equipment, facilities, fixtures, tangible personal property and improvements associated with and used exclusively in connection with the Seep Ridge Pipeline as described on Exhibit A hereto (together with the Seep Ridge Pipeline, the “Pipeline Gathering  System”).

(ii) The lands and leases described in Exhibit B hereto associated with and used exclusively for the Pipeline Gathering System (collectively, the “Lands”).

(iii) The easements, rights-of-way, permits, licenses, privileges, servitudes, access agreements, surface use agreements or other similar interests affecting the Pipeline Gathering System including, without limitation, those described in Exhibit C hereto (collectively, the “Surface Rights”).

(iv) The agreements, contracts, licenses, permits, options, leases, franchises and other documents related to the ownership or operation of the Pipeline Gathering System and the Surface Rights, including without limitation, processing agreements, transportation agreements, options, orders and decisions of state and federal regulatory authorities including, without limitation, those described in Exhibit D hereto (collectively, the “Material Contracts”).

(v) Seller’s assignable or transferable interest in the permits, authorizations, certificates, licenses, approvals, registrations, consents, orders, or similar rights of every kind or character granted by any governmental authorities that relate solely and exclusively to the operation of the Pipeline Gathering System as set forth on Exhibit E hereto (the “Permits”).

(vi) Seller’s records and files directly related to the Pipeline Gathering System, the Surface Rights, the Material Contracts and the Permits (collectively, the “Records”) including, without limitation: (A) assignments, contracts, rights of way, surveys, maps, plats, correspondence, and other documents and instruments; (B) accounting records (excluding Seller’s state and federal income tax information); (C) severance, personal property and real property tax records; (D)  operations and maintenance records; but specifically excluding the Excluded Properties described in Section 1(b) below.

(b) Excluded Properties.  Notwithstanding anything to the contrary, the following rights and interests (the “Excluded Properties”) are not included in the definition of the Properties, are not covered by this Agreement, and Seller hereby expressly reserves, excepts, saves and retains unto Seller all right, title and interest in and to the following:

(i) All funds, monies, proceeds, income, revenues, credits, receipts and benefits (and any security, deposits, advances or prepayments) attributable to the Properties or the operation thereof prior to the Effective Time, or the Excluded Properties.

(ii) All of Seller’s claims for any refund of or loss carry forwards with respect to: (A) severance ad valorem or other taxes attributable to the Properties for any period prior to the Effective Time; (B) income, occupational or franchise taxes; and (C) any taxes attributable to the Excluded Properties.

(iii) All of Seller’s claims, causes of action and chooses in action: (A) arising from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Time; (B) arising under or with respect to any of the Surface Rights and the Material Contracts that are attributable to periods of time prior to the Effective Time (including audit rights, and claims for overpayments, adjustments or refunds); or (C) with respect to any of the Excluded Properties.

(iv) All of Seller’s claims for all periods prior to the Effective Time:  (A) under any policy or agreement of insurance, indemnity, surety, guaranty or bond; or (B) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property.

(v) All of Seller’s intellectual property, patents, copyrights, and trade secrets, names, marks and logos, and any information or interpretative or proprietary data which Seller considers confidential or proprietary to Seller or which Seller cannot lawfully disclose or assign to Buyer due to third party restrictions.

(vi) All documents, memoranda, correspondence and other communications that may be protected by an attorney-client privilege or the attorney work-product privilege.

(vii) All agreements, memoranda and correspondence among Seller and its affiliates, Seller’s broker, sales agent or investment bankers (collectively, the “Agent”), and prospective purchasers of the Properties (collectively, “Purchasers”), and their respective officers, directors, shareholders, managers, members and employees including, without limitation, contact lists, sales materials, confidentiality agreements, bids, offers, analyses, and draft agreements.

(viii) All of Seller’s corporate, financial, accounting and tax records, except those tax records for severance, personal property and real property taxes allocable to the Properties or which are necessary for Buyer’s ownership, administration or operation of the Properties.

2. Purchase Price.  The cash purchase price for the Properties shall be Thirty Five Million Dollars ($35,000,000.00 US) (the “Purchase Price”), subject to any applicable adjustments as are hereinafter provided. Buyer shall pay the Purchase Price at the Closing, in accordance with Section 13 below, subject to the adjustments described in this Agreement.

3. Purchase Price Adjustments.  The Purchase Price shall be adjusted as follows and the resulting amount shall be referred to herein as the “Final Purchase Price:”

(a) Purchase Price Increases.  The Purchase Price shall be increased by an amount equal to the sum of the following amounts:

(i) The amount of all direct and actual costs and expenses attributable to the operation of the Properties after the Effective Time that are paid by Seller including, without limitation, all operating expenses, reimbursement of direct costs and applicable overhead chargeable under applicable transportation agreements, or other agreements consistent with the standards established by the Council of Petroleum Accountant Societies of North America.

(ii) The amount of all prepaid expenses paid by Seller, including, without limitation, personal property, ad valorem, property and similar taxes and assessments based upon or measured by ownership of the Properties and attributable to periods of time after the Effective Time.

(iii) Interest on the unadjusted Purchase Price equal to six percent (6%) per annum compounded monthly from the Effective Date until the date the Closing occurs.

(iv) Any other amount agreed upon in writing by Seller and Buyer.

(b) Purchase Price Decreases.  The Purchase Price shall be decreased by an amount equal to the sum of the following amounts:

(i) The amount of all direct and actual expenses attributable to the Properties that remain unpaid by Seller, or that have been paid by Buyer, that are for periods of time before the Effective Time.

(ii) Any amount determined in connection with the resolution of the Title Defects pursuant to Section 7(d)(ii) and Section 7(d)(iii) below.

(iii) Any amount determined in connection with the resolution of the Environmental Defects pursuant to Section 8(e)(ii) and Section 8(e)(iii) below.

(iv) Any other amount agreed upon in writing by Seller and Buyer.

(v) The amount of all proceeds received by Seller with respect to gathering, processing or transportation fees payable by third parties attributable to the Properties for periods of time after the Effective Time.

(c) Collection of Receivables.  Seller shall have the right to collect any receivable, refund or other amounts associated with periods prior to the Effective Time. If Buyer collects any such receivable, refund or other amounts associated with periods prior to the Effective Time and such amount has not been reflected as an adjustment to the Purchase Price pursuant to Sections 3(a) or 3(b) above, then Buyer shall promptly remit to Seller any such amounts. Buyer shall have the right to collect any receivable, refund or other amounts associated with periods after the Effective Time. On or before two years after the date of the Closing, if Seller collects any such receivable, refund or other amounts associated with periods after the Effective Time and such amount has not been reflected as an adjustment to the Purchase Price pursuant to Sections 3(a) or 3(b) above, then Seller shall promptly remit to Buyer any such amounts.

(d) Allocation. The Purchase Price shall be allocated to the Properties as set forth in Schedule 3(d).  Seller and Buyer covenant and agree that the values allocated to various portions of the Properties, which are set forth on Schedule 3(d) (singularly with respect to each item, the “Allocated Value” and collectively, the “Allocated Values”), shall be binding on Seller and Buyer and shall be used only for the purposes of adjusting the Purchase Price pursuant to Sections 3 (Adjustments to Purchase Price), 7 (Title Defects), 8 (Environmental Defects) and 9 (Preferential Rights), and are not intended as a measure of value for any other purpose.

(e) Tax Allocation.  For the purpose of making requisite filings under Section 1060 of Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations thereunder, Seller and Buyer agree to allocate in a manner consistent with the allocation set forth on Schedule 3(d), the Purchase Price (as adjusted by Section 3) and all obligations assumed by Buyer among the Properties.  Seller and Buyer each agree to report the federal, state and local income and other tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to jointly prepare Form 8594 (Asset Acquisition Statement under Section 1060) in a manner consistent with such allocation and shall not take any position inconsistent therewith upon examination of any tax return, in any refund, claim, in any litigation, investigation or otherwise.   Seller and Buyer agree that each shall furnish the other a copy of Form 8594 (Asset Acquisition Statement under Section 1060) proposed to be filed with the Internal Revenue Service by such Party or any affiliate thereof within at least ten (10) days prior to the filing of such form with the Internal Revenue Service.

(f) Ad Valorem Taxes.  All ad valorem, severance, real property taxes, personal property taxes and similar obligations arising in connection with or attributable to the Properties with respect to the tax period in which the Effective Time occurs (the “Property Taxes”) shall be prorated between the Parties at the Closing as of the Effective Time.  All taxes (other than income taxes) which are imposed on or with respect to the Production or the receipt of proceeds therefrom (including but not limited to severance, production, and excise taxes) shall be apportioned between the Parties based upon the Parties’ respective shares of such production. On or before ten (10) days prior to the Closing, Seller shall deliver to Buyer copies of the relevant documents concerning assessment and collection of taxes on the Production.

(g) Audit Adjustments.  Seller retains all rights to adjustments resulting from any agreement and other audit claims asserted against third party operators on transactions occurring prior to the Effective Time.  Any credit received by Buyer pertaining to such an audit claim on transactions occurring prior to the Effective Time shall be paid to Seller within thirty (30) days after receipt. In like manner, Seller shall remain solely liable for, and Buyer does not assume, any obligations due to third parties resulting from any agreement and other audit claims on transactions occurring prior to the Effective Time, and if Buyer is required to pay any such audit claim, Seller will reimburse Buyer within thirty (30) days after billing for same.

(h) Tax Refunds.  Refunds of taxes paid or payable with respect to or attributable to the Properties shall be promptly paid as follows (or to the extent payable but not paid due to offset against other taxes shall be promptly paid by the Party receiving the benefit of the offset as follows): (i) to Seller if attributable to taxes with respect to any tax year or portion thereof ending on or before the Effective Time; and (ii) to Buyer if attributable to taxes with respect to any tax year or portion thereof beginning from and after the Effective Time.

4. Representations and Warranties of Seller. When used in this Section 4, “Knowledge” means the information actually known by Kyle Miller and John Dyer only, without independent investigation, or such information of which any such person has received written notice, but does not include knowledge or awareness of any other person, or constructive or imputed knowledge. Seller represents and warrants to Buyer that:

(a) Organization.  Seller is duly organized, validly existing and in good standing under the laws of the State of Nevada and Seller currently is qualified to do business in and is in good standing under the laws of the State of Utah.

(b) Authority.  Seller has full power and authority and has taken all requisite partnership action to authorize it to carry on its business as currently conducted. Subject to Member Approval, Seller has full power and authority to enter into this Agreement and to perform its obligations under this Agreement.

(c) Enforceability.  Subject to Member Approval, this Agreement has been duly executed and delivered on behalf of Seller and constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles). Subject to Member Approval, at the Closing, all documents required hereunder to be executed and delivered by Seller shall be duly authorized, executed and delivered and shall constitute legal, valid and binding obligations of Seller enforceable in accordance with their respective terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).

(d) No Conflicts.  Subject to Member Approval, and except as set forth on Schedules 4(d) and 4(g), the execution, delivery and performance of this Agreement and any of the other documents executed in connection with this Agreement to be performed by Seller do not and will not:

(i) Conflict with or result in any breach of the provisions of, or constitute a default under, the organizational documents of Seller;

(ii) (A) violate any restriction to which Seller is subject or, with or without the giving of notice, the passage of time, or both; or (B) result in the creation or imposition of any lien, encumbrance or security interest upon the Properties; or

(iii) Constitute a violation of any applicable rule, regulation, law, statute, ordinance, or any judgment, decree, writ, injunction or order of any governmental entity which would have a material adverse effect on the ownership, operation or the value of the Properties or the transactions contemplated by this Agreement.

(e) Title. Seller warrants title to the Pipeline Gathering System and Surface Rights free and clear of all liens and encumbrances arising by, through or under Seller, but not otherwise, subject to the terms and conditions of this Agreement, the Surface Rights, the Material Contracts and the Permitted Encumbrances.

(f) Material Contracts. To Seller’s Knowledge, Seller is not in material breach with respect to any of the Material Contracts which would have a material adverse effect on the ownership, operation or the value of the Properties or the transactions contemplated by this Agreement.

(g) Consents and Preferential Rights.  There are no consents required to be obtained for, and no preferential rights to purchase exercisable in connection with, the assignment of the Pipeline Gathering System, the Surface Rights, the Material Contracts or the Permits by Seller to Buyer, except for those set forth on Schedule 4(g).

(h) Outstanding Capital Commitments.  Except as disclosed on Schedule 4(h), there are no outstanding authorities for expenditure or other commitments to make capital expenditures which are binding on the Properties of which Seller has received notice and which Seller reasonably anticipates will require expenditures by Seller in excess of Fifty Thousand Dollars ($50,000.00 US) per item.

(i) Litigation and Claims.  Other than those matters described in Schedule 4(i), no claim, demand, filing, cause of action, administrative proceeding, lawsuit or other litigation has been served upon Seller or notice received by Seller or, to Seller’s Knowledge, threatened, which would have a material adverse effect on the ownership, operation or the value of the Properties or the transactions contemplated by this Agreement.

(j) Taxes.  All tax returns relating to the Properties required to be filed by Seller with respect to such taxes have been timely filed with the appropriate governmental entity in all jurisdictions in which such tax returns are required to be filed and all taxes due with respect to such tax returns have been paid, except those being contested in good faith.

(k) Environmental.  Except as set forth on Schedule 4(k), Seller has not received any written notice from a federal or state regulatory agency asserting that an Environmental Defect (as defined in Section 8(c)) exists on the Pipeline Gathering System or the Surface Rights which constitutes a present violation of Environmental Laws.

(l) Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, or, to Seller’s Knowledge, threatened against Seller.

(m) Foreign Person.  Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(n) The Records.  The Records have been maintained in the ordinary course of Seller’s business, and Seller has not intentionally omitted any material information from the Records.

(o) Brokers.  Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

5. Representations and Warranties of Buyer.  Buyer represents and warrants to Seller that:

(a) Organization.  Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and Buyer currently is qualified to do business in and is in good standing under the laws of the State of Utah.

(b) Authority.  Buyer has full power and authority and has taken all requisite action, corporate or otherwise, to authorize it to carry on its business as currently conducted, to enter into this Agreement, to purchase the Properties on the terms described in this Agreement and to perform its other obligations under this Agreement.

(c) Enforceability. This Agreement has been duly executed and delivered on behalf of Buyer, and constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with its terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).  At the Closing, all documents required hereunder to be executed and delivered by Buyer shall be duly authorized, executed and delivered and shall constitute legal, valid and binding obligations of Buyer enforceable in accordance with their respective terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).

(d) SEC Disclosure. Buyer hereby represents to Seller that it intends to acquire the Properties for its own benefit and account and that it is not acquiring said Properties with the intent of resale or distribution such as would be subject to regulation by federal or state securities laws, and that if, in the future, it should sell, transfer or otherwise dispose of said Properties or fractional undivided interest therein, it will do so in compliance with any applicable federal and state securities laws.

(e) Financial Ability.  Buyer has, and at all times prior to the Closing shall maintain, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price to Seller at the Closing. Buyer has such knowledge and experience in financial and business matters and in oil and gas investments of the type contemplated by this Agreement that Buyer is capable of evaluating the merits and risks of this Agreement and its investment in the Properties, and Buyer is not in need of the protection afforded investors by the securities laws. In addition, Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Buyer recognizes that this investment is speculative and involves substantial risk and that Seller has not made any guaranty upon which Buyer has relied concerning the possibility or probability of profit or loss as a result of Buyer’s acquisition of the Properties.

(f) Investment Experience.  By reason of Buyer’s experience and knowledge in the evaluation, acquisition and operation of similar properties, Buyer has evaluated the merits and risks of the proposed investment in the Properties, and has formed opinions based solely upon Seller’s experience and knowledge and not upon any representations or warranties by Seller, other than as expressly set forth in this Agreement. Buyer has conducted or will conduct its own evaluation of the Properties and, except for the express warranties and representations set forth in this Agreement, Buyer is acquiring the Properties on an “AS IS, WHERE IS, WITH ALL FAULTS, AND WITHOUT RECOURSE” basis, pursuant to Buyer’s independent inspections, estimates, computations, reports, studies and evaluations.

(g) Physical and Environmental Defects.  Buyer is provided the opportunity to conduct an independent inspection of the Properties, the public records and Seller’s files, including without limitation for the purpose of detecting the presence of any environmentally hazardous substance or contamination, including petroleum, and the presence and concentration of naturally-occurring radioactive materials and satisfied itself as to the physical condition and Environmental Defect of the Properties, both surface and subsurface.  Buyer acknowledges that, except as set forth in this Agreement, no representations have been made by Seller regarding Environmental Defects or physical conditions, past or present.

(h) Brokers.  Buyer has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

6. Pre-Closing Covenants.

(a) Access.  Buyer, and its authorized agents and representatives, shall have the right of reasonable access, at Buyer’s sole risk, cost and expense, from the date hereof until the Closing Date: (i) to the Properties operated by Seller for inspection and testing (including, without limitation, the environmental assessment pursuant to Section 8(b) below); provided, however, that Buyer shall indemnify, defend and hold harmless Seller’s Group and all other working interest owners in the Properties from and against any and all Claims (including, without limitation, court costs and reasonable attorneys’ fees) arising from Buyer’s, and Buyer’s agents and representatives, access to the Properties, including, without limitation, Claims for property damage, personal injury and death; and (ii) during normal business hours, to the Records including, without limitation, the right to copy the Records at Buyer’s sole cost and expense. Notwithstanding anything to the contrary set forth herein, Seller shall not be required to supply any document or information or take any other action that would or may reasonably be expected to constitute a waiver of the attorney-client or other legal privilege or protection, violate any law or regulation, or result in breach of or a default under any obligation owed to a third party. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, THE PARTIES HEREBY DISCLAIM, WAIVE AND RELEASE ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. BUYER AGREES THAT ANY CONCLUSIONS DRAWN THEREFROM SHALL BE THE RESULT OF BUYER’S OWN INDEPENDENT REVIEW AND JUDGMENT.

(b) Seller’s Covenants.

(i) Conduct of Business Pending Closing.  Seller  covenants that from the date hereof to the Closing Date, except as provided herein, required by any obligation, agreement, lease, contract or instrument referred to in any exhibit or schedule hereto, or as otherwise consented to in writing by Buyer, Seller will:

(A)  Not: (1) act in any manner with respect to the Properties other than in the ordinary course of business, consistent with prior practice and in compliance with applicable law; (2) dispose of, encumber or relinquish any of the Properties (other than relinquishments resulting from the expiration of leases that Seller has no right or option to renew); (3) waive, compromise or settle any material claim in favor of Seller with respect to any of the Properties; (4) expend more than $100,000 per operation without Buyer’s prior consent, unless in case of an emergency (provided, however, that, notwithstanding anything to the contrary herein, Buyer shall be deemed to have consented to all of the Outstanding Capital Commitments set forth in Schedule 4(h)); (5) let lapse any insurance now in force with respect to the Properties; or (6) materially modify or terminate any of the Material Contracts or Permits.

(B) Use its reasonable efforts to preserve relationships with all third parties having business dealings with respect to the Properties.

(C) Cooperate with Buyer in the notification of all applicable governmental regulatory authorities of the transactions contemplated hereby and cooperate with Buyer in obtaining the transfer of or issuance by each such authority of such permits, licenses and authorizations as may be necessary for Buyer to own and operate the Properties following the Closing.

(D) Notify Buyer of the discovery by Seller that any representation or warranty of Seller contained in this Agreement is or becomes materially untrue or will be materially untrue on the Closing Date.

(E) Not enter into any new transportation arrangements using the Pipeline Gathering System that will extend more than thirty (30) days for oil, or sixty (60) days for gas, beyond the Closing Date.

(F) Promptly after becoming known by Seller, notify Buyer of any event that would reasonably be expected to have a material adverse effect on the value of the Properties.

(ii) Member Approval.  Promptly following the execution of this Agreement, Seller shall prepare and mail to its members a notice of a meeting of the members, the purpose of which shall be to have the members consider and vote on the sale of the Properties by Seller to Buyer in accordance with the terms and conditions of this Agreement. Seller shall use commercially reasonable efforts in good faith to deliver to Buyer a copy of the proposed notice and related disclosure documents regarding the transactions contemplated hereby, and give Buyer an opportunity to comment on such notice and documents, prior to mailing such notice and documents to its members.  Seller shall have such notice sent so that the meeting of members will occur no later than May 27, 2008 and shall use Seller’s commercially reasonable efforts to take all necessary action to solicit the approval of the sale of the Properties by Seller to Buyer hereunder by the requisite vote of the members of Seller. For purposes of this Agreement, “Member Approval” shall mean the requisite vote of the members of Seller to authorize the sale of the Properties by Seller to Buyer hereunder.

(iii) Closing Conditions.  Seller shall use reasonable efforts in good faith to cause all the representations and warranties of Seller contained in this Agreement to be true and correct in all material respects on and as of the Closing Date.

(iv) No Solicitation.  Seller hereby agrees that neither Seller nor any of its affiliates, representatives or agents shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any person, entity or group (other than Buyer or its representatives) concerning any Acquisition Proposal; provided, however, that, prior to such time as Seller has obtained the Member Approval, the board of directors or managers of Seller shall be permitted to review and respond to a bona fide, unsolicited written Acquisition Proposal received by Seller after the date of this Agreement if the board of directors or managers of Seller shall have determined in good faith that (A) such Acquisition Proposal would be more favorable from a financial point of view to Seller’s members than the transactions contemplated by this Agreement and is reasonably capable of being consummated and (B) after consultation with its outside legal advisors, any such actions are required in order for the board of directors or managers of Seller to comply with its fiduciary obligations to Seller’s members under applicable law.  Seller will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  Seller will promptly communicate to Buyer the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by Seller in connection with such proposal, discussion, negotiation or inquiry) received after the date of this Agreement and the identity of the party making such proposal or inquiry which Seller may receive in respect of any such transaction.  “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Buyer) contemplating or otherwise relating to (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (A) in which the Seller is a constituent corporation, (B) in which a person, entity or “group” (as defined in the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder (the “Exchange Act”)) (other than Buyer or any of its affiliates) directly or indirectly acquires “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing) of securities representing more than 20% of the outstanding securities of any class of voting securities of Seller, or (C) in which Seller issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of Seller; or (ii) any sale, lease, exchange, transfer, license or other disposition of any businesses or assets of Seller that include Seller’s rights and interests in the Leases.

(c) Buyer’s Covenants.

(i) Confidentiality.  Prior to Closing, to the extent not already public, Buyer shall exercise all due diligence in safeguarding and maintaining secure the Records, and all engineering data, reports and maps, the results and findings of Buyer with regard to its due diligence associated with the Properties (including without limitation with regard to due diligence associated with environmental and title matters) and other data relating to the Properties.  The undertaking of confidentiality shall not diminish or take precedence over any separate confidentiality agreement between the Parties.  Should this Agreement terminate, such separate confidentiality agreement shall remain in full force and effect for the term stated therein.

(ii) Closing Conditions.  Buyer shall use reasonable efforts in good faith to cause all the representations and warranties of Buyer contained in this Agreement to be true and correct in all material respects on and as of the Closing Date.

7. Title Matters.

(a) Title Defect.  For purposes of this Agreement, a “Title Defect” shall mean, with respect to Seller’s interest in the Properties, any lien, encumbrance or defect of title, excluding the Permitted Encumbrances (described in Section 7(b) below), that:

(i) Causes Seller not to own good and indefeasible title to the Pipeline Gathering System, the interests described in the leases which are included in the Lands or the Surface Rights; or

(ii) Causes Seller not to own the interests described in the Material Contracts; or

(iii) Otherwise has an adverse economic effect on the Properties.

(iv) (Intentionally Deleted)

(v) (Intentionally Deleted)

(vi) “Allocated Value” shall mean, with respect to the Properties, the values set forth in Schedule 3(d). The Parties acknowledge and agree that the Allocated Value for each of the Properties is not meant to represent the fair market value of such Properties, but it is a representation of relative value in relation to the overall Purchase Price for the limited purposes of determining Title Defect Value and Remediation Value pursuant to the terms of this Agreement.

(vii) “Title Defect Value” shall mean the amount by which the Allocated Value of any of the Properties is reduced as a result of a Title Defect which is accepted by Seller or determined to be a Title Defect pursuant to this Section. In no event shall the Title Defect Value for a particular Lease or Well exceed the lesser of the Allocated Value set forth in Schedule 3(d) and the cost to cure the Title Defect, if the cost to cure is reasonably determinable.

(viii) Notwithstanding anything to the contrary, a Title Defect shall not include any individual Title Defect for which Buyer’s good faith determination of the Title Defect Value is less than Ten Thousand Dollars ($10,000.00 US) (the “Title Defect Threshold”). Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to any individual Title Defect that is less than the Title Defect Threshold, and such Title Defect shall be deemed a Permitted Encumbrance, and accepted and assumed by Buyer.

(b) Permitted Encumbrances.  Notwithstanding anything to the contrary, a Permitted Encumbrance shall not be deemed to be a Title Defect hereunder. For purposes of this Agreement, a “Permitted Encumbrances” shall mean any of the following:

(i) The terms and conditions of the Surface Rights and the Material Contracts;

(ii) All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are routinely obtained subsequent to the sale or conveyance;

(iii) Required third party consents to assignment, preferential purchase rights and similar agreements, where such waivers or consents are obtained from the appropriate parties, or the appropriate time period for asserting  any such right has expired without an exercise of the right, and such right has terminated;

(iv) Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, tax, and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent or that will be paid and discharged in the ordinary course of business or if delinquent, that are being contested in good faith by appropriate action of which Buyer is notified in writing before Closing;

(v) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations or any restrictions on access thereto that do not materially interfere with the oil and gas transportation operations;

(vi) Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights;

(vii) All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Properties in any manner, and all applicable laws, rules and orders of governmental authority;

(viii) Division orders terminable without penalty upon no more than 60 days notice to the purchaser;

(ix) Liens arising under transportation agreements securing amounts not yet due, or, if due, being contested in good faith in the ordinary course of business;

(x) Mortgages, deeds of trust, security agreements and financing statements burdening the lessor’s interest covered by any of the Properties which are to be released or terminated at Closing;

(xi) Any question as to the legitimacy of a survey or the lack of a survey;

(xii) The lack of any document being filed in the County, State or Federal offices;

(xiii) All Claims, charges, burdens, contracts, agreements, instruments, obligations, defects and irregularities affecting the Properties which do not have a material adverse effect on the use, operation or ownership of the Properties to the end that a prudent person engaged in the oil and gas business with knowledge of all of the relevant facts and their legal bearing would be willing to accept the same; and

(xiv) Any Title Defects Buyer may have expressly waived in writing or which are deemed to have become Permitted Encumbrances under this Section 7.

(c) Title Defect Notice.  Buyer shall deliver to Seller written notice of all Title Defects promptly upon discovery, and shall deliver to Seller a written notice of all claimed Title Defects (the “Title Defect Notice”) not later than 5:00 p.m., MDT on May 22, 2008 (the “Buyer’s Notice Date”); provided, however, Buyer agrees to use Buyer’s commercially reasonable efforts in good faith to deliver to Seller a preliminary notice on or before three (3) Business Days after Buyer’s discovery of a Title Defect. The Title Defect Notice shall set forth in reasonable detail: (i) the Well or the Lease affected by such Title Defect; (ii) the nature and basis of such Title Defect, including supporting documentation; (iii) the curative action necessary to cure such Title Defect; and (iv) Buyer’s good faith determination of the Title Defect Value (as defined below), taking into consideration the nature of the Title Defect and the likelihood that such Title Defect may actually result in a claim against or loss of title. Except for any Title Defects that constitute a breach of Seller’s special warranty of title contained in the Assignment, any Title Defect that is not identified in the Title Defect Notice by the Buyer’s Notice Date shall thereafter be deemed a Permitted Encumbrance, Buyer shall accept and assume such Title Defects, and Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to such Title Defects.

(d) Title Defect Remedies.  On or before 5:00 p.m., MDT on May 27, 2008 (“Seller’s Response Date”), Seller shall deliver to Buyer written notice of Seller’s response to Buyer’s Title Defect Notice. If the aggregate amount of the Title Defect Values for all of the Title Defects described by Buyer in the Title Defect Notice exceeds one percent (1.0%) of the unadjusted Purchase Price (“Title Basket”), then the Parties shall enter into good faith negotiations and shall attempt to agree on the existence of the Title Defect, the Title Defect Value, and the appropriate resolution thereof. It is the intent of the Parties that the Title Basket shall be a deductible, so that any adjustment to the Purchase Price for Title Defects shall include only that portion of the Title Defect Values which, in the aggregate, exceed the Title Basket. Buyer hereby disclaims, waives and releases Seller for any Claims for Title Defects that do not exceed the Title Basket, and such Title Defects shall be deemed Permitted Encumbrances and assumed by Buyer. If the Parties cannot reach a mutually acceptable agreement on or before three (3) Business Days after receipt by Buyer of Seller’s response, on or before the Closing, the following remedies shall apply:

(i) Seller shall have the right, but not the obligation, to cure any Title Defects asserted in the Title Defect Notice, at Seller’s sole cost and expense, to Buyer’s reasonable satisfaction.

(ii) (Intentionally Deleted)

(iii) Either Buyer or Seller shall have the right to exclude from the purchase and sale under this Agreement the Leases and Wells affected by such Title Defects (the “Excluded Properties”). At the Closing, Seller shall except and reserve the Excluded Properties from the Assignment, and the Purchase Price for the remaining Properties shall be reduced by the Allocated Value of the Excluded Properties; provided, however, that no adjustment of the Purchase Price for the Excluded Properties shall occur unless the aggregate amount of the Title Defect Values determined in accordance with this Section 7 exceeds the Title Basket.

(iv) The Parties hereby acknowledge and agree that: (A) the Properties may be subject to certain deeds of trust, mortgages, security agreements and financing statements (the “Bank Liens”) granted by Seller in favor of third party lenders in an aggregate amount less than the Purchase Price; (B) at the Closing, a portion of the Purchase Price shall be paid to such third party lenders in full satisfaction of the outstanding indebtedness secured by the Bank Liens; (C) at the Closing, the Properties shall be conveyed to Buyer free and clear of the Bank Liens; and (D) to the extent there are any mechanics or materialmen’s liens (the Mechanics Liens”) filed against the Properties for delinquent, unpaid amounts due and owing by Seller, such amounts may be deducted from the Purchase Price and Buyer shall accept and acquire the Properties subject to and burdened by such Mechanics Liens.

(v) Buyer may waive the Title Defect in which case the Purchase Price shall not be reduced and Seller shall have no further liability for the Title Defect.

(e) Post-Closing Curative.    Notwithstanding anything to the contrary herein, after the Closing, if Seller cures a Title Defect with respect to any of the Excluded Properties, and delivers to Buyer pertinent information reasonably necessary to document such curative action on or before ninety (90) days after the Closing Date: (i) Seller shall have the right, but not the obligation, to cause Buyer to purchase such Excluded Properties from Seller for the amount of the Allocated Value for such Excluded Properties hereunder; and (ii) Buyer shall have the right, but not the obligation, to cause Seller to sell such Excluded Properties to Buyer for the amount of the Allocated Value for such Excluded Properties hereunder. Seller shall exercise its option hereunder by delivering to Buyer written notice of its election on or before 90 days after the Closing Date. Upon receipt of an assignment (substantially in the form of Exhibit F hereto) covering such Excluded Properties, Buyer shall pay to Seller an amount equal to the Allocated Value of such Excluded Properties.

(f) Termination. If the aggregate of the Title Defect Values for all of the Title Defects asserted in the Title Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 7(d)(iii) above) and the Remediation Values for all Environmental Defects asserted by Buyer in the Environmental Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 8(e)(iii) below) exceed ten percent (10%) of the unadjusted Purchase Price, then either Party may terminate this Agreement by written notice delivered to the other Party on or before the Closing. Such termination shall be the Parties’ sole and exclusive remedy hereunder, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination.

(g) Exclusive Remedy.  Notwithstanding anything to the contrary herein, this Section 7 shall be Buyer’s sole and exclusive remedy against Seller for Title Defects described in the Title Defect Notice, and Buyer waives, releases and disclaims all other Claims and remedies against Seller arising in connection with or related to such Title Defects.

8. Environmental Matters.

(a) Acknowledgment.  Buyer acknowledges that the Properties have been used to transport oil and gas, and that spills of wastes, crude oil, produced water, hazardous substances and other materials may have occurred thereon. Except as expressly stated in this Agreement, Buyer shall assume the risk that adverse Environmental Defects, including, without limitation, the presence of waste or contaminants, may be revealed by Buyer’s investigation. Additionally, the Properties, including production equipment, may contain asbestos, hazardous substances or Naturally Occurring Radioactive Material (“NORM”). NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms. Special procedures may be required for remediating, removing, transporting and disposing of asbestos, NORM, hazardous substances and other materials from the Properties, and, after the Closing, except as expressly stated in this Agreement, Buyer shall assume and be responsible for the assessment, remediation, removal, transportation and disposal of these materials and associated activities in accordance with all applicable Environmental Laws.

(b) Environmental Assessment. After the execution of this Agreement, subject to Section 6(a) above, Buyer shall have the opportunity to conduct, at Buyer’s sole risk, cost and expense, an environmental assessment of the Properties. Seller shall provide reasonable access for this purpose to the Properties operated by Seller. For any of the non-operated Properties, Buyer, with the assistance of Seller, shall contact the operator of such non-operated property. Buyer, and Buyer’s representatives and agents, shall comply with the operator’s environmental and safety rules and policies while performing any environmental assessment of the Properties. Buyer agrees that Buyer, and Buyer’s representatives and agents, shall not disclose to third parties any information obtained in its environmental assessment unless agreed in writing by Seller or unless such information is otherwise publicly available or such disclosure is expressly required by applicable law or regulation or is compelled pursuant to legal process of any court or governmental authority. With respect to information that is not otherwise publicly available, Buyer shall notify Seller in advance of any such disclosure and shall furnish Seller copies of all materials to be disclosed prior to any disclosure thereof to third parties. As soon as possible after Buyer’s receipt thereof, Buyer shall deliver to Seller copies of all reports, data, analysis, test results, remediation cost estimates, and recommended remediation procedures or other information concerning or derived from Buyer’s environmental assessment.

(c) Environmental Defect. “Environmental Defect” means any contamination or condition as determined by an environmental consultant who is not an affiliate of Buyer that exceeds currently-allowed regulatory limits or cleanup standards and is not otherwise permanently authorized by permit or law, resulting from any discharge, release, disposal, production, storage, treatment, or any other activities on, in or from any Properties, or the migration or transportation from other lands to any of the Properties, of any wastes, pollutants, contaminants, hazardous materials or other materials or substances subject to regulation relating to the protection of the environment, including, without limitation, the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substance Control Act, the Hazardous and Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Clean Water Act, the National Environmental Policy Act, the Endangered Species Act, the Fish and Wildlife Coordination Act, the National Historic Preservation Act, and the Oil Pollution Act of 1990, as well as any state and local regulation or law governing the same, similar or related matters (collectively, “Environmental Laws”). Notwithstanding anything to the contrary, any Environmental Defect for which Buyer’s good faith determination of the cost to remediate (the “Remediation Value”) such individual Environmental Defect is less than Fifty Thousand Dollars ($50,000.00 US) (the “Environmental Defect Threshold”) shall not be deemed to be an Environmental Defect hereunder. Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to any individual Environmental Defect for which Buyer’s Remediation Value is less than the Environmental Defect Threshold, and such Environmental Defects shall be accepted and assumed by Buyer.

(d) Environmental Defect Notice.  On or before Buyer’s Notice Date, Buyer shall deliver to Seller written notice (“Environmental Defect Notice”) of all Environmental Defects. However, to provide Seller additional time to attempt to address any claimed Environmental Defects, Buyer agrees to deliver to Seller a preliminary notice on or before two (2) Business Days after Buyer’s determination that any Environmental Defect exists. The Environmental Defect Notice shall set forth in reasonable detail: (i) the Properties with respect to which a claimed Environmental Defect is asserted; (ii) the nature of such claimed Environmental Defect; (iii) Buyer’s good faith proposal of the remediation required to comply with applicable Environmental Laws; and (iv) Buyer’s good faith determination of the Remediation Value for each claimed Environmental Defect. Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to Environmental Defects not set forth in the Environmental Defect Notice by the Buyer’s Notice Date, regardless of when discovered or when created, and such Environmental Defects shall be accepted and assumed by Buyer.

(e) Environmental Remedies.  On or before Seller’s Response Date, Seller shall deliver to Buyer Seller’s written response to Buyer’s Environmental Defect Notice (“Environmental Response”). Seller’s Environmental Response shall include: (i) the specific reason(s) that Seller disagrees with the identification of the condition as an Environmental Defect and/or with Buyer’s Remediation Value; (ii) Seller’s proposed alternative calculation of the Remediation Value each claimed Environmental Defect; and (iii) any other basis for Seller’s disagreement. If the aggregate amount of the Remediation Values for all of the Environmental Defects described by Buyer in the Environmental Defect Notice exceeds one percent (1.0%) of the unadjusted Purchase Price (“Environmental Basket”), then the Parties shall enter into good faith negotiations and shall attempt to agree on the existence of the Environmental Defects, the Remediation Values, and the appropriate resolution thereof. It is the intent of the Parties that the Environmental Basket shall be a deductible, so that any adjustment to the Purchase Price for Environmental Defects shall include only that portion of the Remediation Values which, in the aggregate, exceed the Environmental Basket. Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to all Environmental Defects that do not exceed in the aggregate the Environmental Basket, and such Environmental Defects shall be accepted and assumed by Buyer. If the Parties cannot reach agreement concerning either the existence of an Environmental Defect and the Remediation Values on or before three (3) Business Days after Buyer’s receipt of Seller’s Environmental Response, on or before the Closing, the Buyer and Seller shall proceed as follows:

(i) Seller shall have the right, but not the obligation, to remediate any Environmental Defects asserted in the Environmental Defect Notice, at Seller’s sole cost and expense, to Buyer’s reasonable satisfaction.

(ii) Buyer shall have the right, but not the obligation to accept and assume the Properties subject to the Environmental Defects, and the Purchase Price shall be decreased by the lesser of the Remediation Values and the Allocated Value for such Properties; provided, however, that no adjustment of the Purchase Price for such Environmental Defects shall occur unless the aggregate amount of the Remediation Values determined in accordance with this Section 8 exceeds the Environmental Basket.

(iii) Either Buyer or Seller shall have the right to exclude from the purchase and sale under this Agreement the Properties affected by such Environmental Defects (the “Excluded Properties”). At the Closing, Seller shall except and reserve the Excluded Properties from the Assignment, and the Purchase Price for the remaining Properties shall be reduced by the Allocated Value of the Excluded Properties; provided, however, that no adjustment of the Purchase Price for the Excluded Properties shall occur unless the aggregate amount of the Remediation Values determined in accordance with this Section 8 exceeds the Environmental Basket.

(f) Post-Closing Remediation.  Notwithstanding anything to the contrary herein, after the Closing, if Seller remediates an Environmental Defect with respect to any of the Excluded Properties, and delivers to Buyer pertinent information reasonably necessary to document such remediation on or before ninety (90) days after the Closing Date: (i) Seller shall have the right, but not the obligation, to cause Buyer to purchase such Excluded Properties from Seller for the amount of the Allocated Value for such Excluded Properties hereunder; and (ii) Buyer shall have the right, but not the obligation, to cause Seller to sell such Excluded Properties to Buyer for the amount of the Allocated Value for such Excluded Properties hereunder. Seller shall exercise its option hereunder by delivering to Buyer written notice of its election on or before 90 days after the Closing Date. Upon receipt of an assignment (substantially in the form of Exhibit F hereto) covering such Excluded Properties, Buyer shall pay to Seller an amount equal to the Allocated Value of such Excluded Properties.

(g) Termination.   If the aggregate of the Remediation Values for all Environmental Defects asserted by Buyer in the Environmental Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 8(e)(iii) above), and the Title Defect Values for all of the Title Defects asserted in the Title Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 7(d)(iii) above) exceed ten percent (10%) of the unadjusted Purchase Price, then either Party may terminate this Agreement by written notice delivered to the other Party on or before the Closing. Such termination shall be the Parties’ sole and exclusive remedy hereunder, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination.

(h) Exclusive Remedy.   Notwithstanding anything to the contrary herein, this Section 8 shall be Buyer’s sole and exclusive remedy against Seller for Environmental Defects described in the Environmental Defect Notice, and Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to such Environmental Defects.

9. Preferential Rights and Consents. Seller shall mail all required notices with respect to preferential purchase rights and consents to assignment as soon as possible after the date of this Agreement, but in no event shall Seller send out such notices later than five (5) Business Days after execution of this Agreement. The Parties shall use their commercially reasonable efforts in good faith to obtain such waivers of preferential rights and consents to assignment. In the event that any such preferential purchase right is timely exercised prior to the Closing, the applicable Properties shall cease to be a part of this transaction, and the Purchase Price for the Properties shall be reduced by the Allocated Value of the applicable Properties.

10. Casualty Loss.  Prior to Closing, if a portion of the Properties is destroyed by fire or other casualty (excluding normal wear and tear, and change in production characteristics), or if a portion of the Properties is taken or threatened to be taken in condemnation or under the right of eminent domain (collectively, a “Casualty Event”), Seller shall promptly deliver to Buyer written notice of such Casualty Event with reasonable detail of the nature of such Casualty Event, and Seller’s good faith proposal for the appropriate corrective action with respect thereto including, without limitation, any environmental remediation required pursuant to applicable laws, rules and regulations. For purposes of this Section, the “Casualty Loss” shall be equal to the lesser of the cost of such appropriate corrective action, and the Allocated Value of the Properties affected by such Casualty Event; provided, however, that, notwithstanding anything to the contrary herein, any individual Casualty Loss which is less than Fifty Thousand Dollars ($50,000.00 US) (the “Casualty Threshold”) shall not be deemed an Casualty Event hereunder. Buyer hereby disclaims, waives and releases any and all Claims against Seller arising in connection with or related to any individual Casualty Loss which is less than the Casualty Threshold, and such Casualty Loss shall be accepted and assumed by Buyer. Seller shall have the right, but not the obligation, to elect to remedy such Casualty Loss prior to the Closing. If Seller elects to remedy such Casualty Loss prior to Closing, Seller shall replace any personal property damaged, destroyed or taken by such Casualty Event with equipment of similar grade and utility, or replace any real property with real property of similar nature and kind if such property is acceptable to Buyer in Buyer’s sole and absolute discretion. If such Casualty Event results in any Environmental Defect, such remedy by Seller hereunder shall include remediation of such Environmental Defect to Buyer’s reasonable satisfaction. If Seller remedies such Casualty Loss prior to Closing to the reasonable satisfaction of Buyer, there shall be no adjustment to the Purchase Price. Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any Casualty Event without the prior written consent of Buyer. If Closing occurs with respect to any of the Properties affected by a Casualty Event, Seller shall assign to Buyer the proceeds of any insurance coverage or condemnation award attributable to such affected Properties. Notwithstanding anything to the contrary herein, either Party shall have the right, but not the obligation, to elect to exclude from the purchase and sale hereunder any of the Properties affected by such Casualty Event by written notice delivered to the other Party on or before the Closing. Upon receipt of such notice, at the Closing, Seller shall except and reserve such affected Properties from the Assignment, and the Purchase Price for the remaining Properties shall be reduced by the Allocated Value of the Properties affected by such Casualty Event. If Seller does not remedy a Casualty Loss prior to Closing to the reasonable satisfaction of Buyer, and the affected Properties are not excluded from the purchase and sale hereunder, the Purchase Price shall be reduced by Casualty Loss, less the proceeds of any insurance coverage or condemnation award attributable to such affected Properties received by Buyer. If the aggregate of the adjustments to the Purchase Price for a Casualty Event pursuant to this Section, the Title Defect Values for all of the Title Defects asserted in the Title Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 7(d)(iii) above), and the Remediation Values for all Environmental Defects asserted by Buyer in the Environmental Defect Notice (including, without limitation, all of the Properties excluded from the purchase and sale under this Agreement pursuant to Section 8(e)(iii) above), exceed ten percent (10%) of the unadjusted Purchase Price, then either Party may terminate this Agreement by written notice delivered to the other Party on or before the Closing, such termination shall be the Parties’ sole and exclusive remedy hereunder, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination. The Parties may submit to binding arbitration pursuant to Section 21(h) below any dispute with respect to the existence of a Casualty Event, the Casualty Loss, and the appropriate resolution thereof; provided, however, that, notwithstanding anything in this Agreement to the contrary, the arbitrator shall be a licensed petroleum engineer with a minimum of ten (10) years of experience in the oil and gas industry.

11. Conditions Precedent to the Obligations of Seller to Close.  The obligations of Seller to be performed at Closing are subject to the fulfillment (or waiver by Seller in its sole discretion) before or at Closing, of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties by Buyer set forth in this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of the Closing; and Buyer shall have performed and complied with, in all material respects, all covenants and agreements required to be performed and satisfied by Buyer at or prior to the Closing.  If, at or prior to Closing, Seller has Knowledge that Buyer is in breach of any part of this Agreement, Seller shall disclose such breach to Buyer in order to afford Buyer an opportunity to remedy or cure the same within ten (10) days of the date on which Seller advised Buyer of such breach.  If Seller notifies Buyer of such breach at Closing, Closing shall be delayed for ten (10) days to give Buyer an opportunity to cure the breach and such delay shall not be a breach under this Agreement or entitle Buyer or Seller to any damages.

(b) No Litigation.  There shall be no suits, actions or other proceedings pending or threatened to enjoin the consummation of the transactions contemplated by this Agreement or seeking substantial damages against Seller in connection therewith.

(c) Consents.  All approvals required to be obtained for the assignment of the Properties to Buyer shall have been obtained or waived or shall have expired without being exercised, except for those described in Schedule 4(g) and approvals which are customarily obtained after Closing.

(d) Member Approval.  Seller shall have obtained the Member Approval.

(e) Closing Obligations.  Buyer shall contemporaneously perform its Closing obligations under Section 13 below.

(f)           CEA Purchase and Sale Transaction.  Pursuant to that certain Purchase and Sale Agreement of even date herewith (“CEA PSA”)  between Buyer and Chicago Energy Associates, LLC, a Delaware limited liability company (“CEA”), Buyer shall have purchased from CEA those certain wells, leases and other properties described in the CEA PSA.

12.  Conditions Precedent to the Obligations of Buyer to Close. The obligations of Buyer to be performed at Closing are subject to the fulfillment (or waiver by Buyer in its sole discretion) before or at Closing, of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties by Seller set forth in this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of the Closing; and Seller shall have performed and complied with, in all material respects, all covenants and agreements required to be performed and satisfied by Seller at or prior to the Closing.  If, at Closing, Buyer has knowledge that Seller is in breach of any part of this Agreement, it shall disclose such to Seller in order to afford Seller an opportunity to remedy or cure the same within ten (10) days of the date on which Buyer advised Seller of such breach.  If Buyer notifies Seller of such breach of Closing, Closing shall be delayed for ten (10) days to give Seller an opportunity to cure the breach, and such delay shall not be a breach of this Agreement or entitle Buyer or Seller to any damages.

(b) No Litigation.  There shall be no suits, actions or other proceedings pending or threatened to enjoin the consummation of the transactions contemplated by this Agreement or seeking substantial damages against Buyer in connection therewith.

(c) Consents.  All approvals required to be obtained for the assignment of the Properties to Buyer shall have been obtained or waived or shall have expired without being exercised, except for those described in Schedule 4(g) and approvals which are customarily obtained after Closing.

(d) Settlement.  Settlement of the litigation described in Schedule 4(i).

(e) Closing Obligations.  Seller shall contemporaneously perform its closing obligations under Section 13 below.

(f) Member Approval.  Seller shall have obtained the Member Approval

(g) CEA Purchase and Sale Transaction.  Pursuant to that certain Purchase and Sale Agreement of even date herewith (“CEA PSA”)  between Buyer and Chicago Energy Associates, LLC, a Delaware limited liability company (“CEA”), Buyer shall have purchased from CEA those certain wells, leases and other properties described in the CEA PSA.

13. Closing.  The sale and purchase of the Properties pursuant to this Agreement shall be consummated (the “Closing”), at the offices of Seller on or before May 30, 2008, unless such date is extended in accordance with the provisions hereof (the “Closing Date”).

(a) Preliminary Settlement Statement.  As soon as reasonably practicable, but in no event later than two (2) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Preliminary Settlement Statement”) setting forth the proposed adjustments to the Purchase Price provided in Section 3, using actual amounts when known on the date thereof and otherwise the best information then available. The Preliminary Settlement Statement shall be prepared in accordance with customary accounting principles used in the oil and gas industry, and shall be supported by appropriate documentation necessary to confirm the calculations for said adjustments. The “Preliminary Amount” shall be that amount to be mutually determined by the Parties prior to the Closing Date as an estimate of the final computation of the Final Purchase Price pursuant to the Preliminary Settlement Statement. If the Parties do not agree to all of the adjustments to the Purchase Price for the Preliminary Amount prior to the Closing, at the Closing, Buyer shall deliver to Seller the Purchase Price, adjusted for all undisputed amounts. All disputed amounts shall be subject to resolution pursuant to the Final Settlement Statement (as defined in Section 14(a) below).

(b) Closing Obligations.   At the Closing, the following events shall occur, each event under the control of one Party being a condition precedent to the events under the control of the other Party, and each event being deemed to have occurred simultaneously with the other events:

(i) Seller shall execute and deliver to Buyer one or more instruments of assignment, in substantially the form of the Assignment attached hereto as Exhibit F (which shall contain a special warranty, by through and under Seller) hereto and on the required governmental forms conveying the Properties to Buyer.  Buyer shall record the Assignment as soon as reasonably practicable after the Closing and furnish Seller with a recorded copy thereof within thirty (30) days of such recordation.

(ii) Buyer shall wire transfer to JP Morgan (the “Escrow Agent”) an amount equal to ten percent (10%) of the unadjusted Purchase Price in accordance with the terms and conditions of mutually acceptable escrow instructions. All funds held by the Escrow Agent, and all interest thereon (collectively, the “Indemnity Fund”), shall be held by the Escrow Agent for Claims by Buyer for indemnification by Seller pursuant to Section 17 below. Buyer and Seller shall each pay one-half of all fees for the Escrow Agent.

(iii) Buyer shall wire transfer to the holder of any Bank Lien that portion of the Preliminary Amount, less the Indemnity Fund, equal to the amount (the “Bank Payoff”) reflected in a written payoff statement provided by such holder and agreed to by Seller, and Seller shall cause the holder to execute and shall deliver to Buyer releases of all Liens granted by Seller in favor of the holder including, without limitation, recordable mortgage releases and UCC termination statements.

(iv) Buyer shall wire transfer to Seller’s account (as designated by Seller on or before two (2) Business Days prior to the Closing Date) the Preliminary Amount, less the Indemnity Fund and the Bank Payoff.

(v) Seller and Buyer shall execute, acknowledge and deliver division orders, transfer orders or letters in lieu thereof prepared by Buyer, subject to Seller’s approval as to form, directing all purchasers of production from the Properties to make payment of proceeds attributable to such production occurring on or after the Effective Time to Buyer.  At least ten (10) days prior to the Closing, Seller will provide to Buyer the identity of all purchasers of production from the Properties.

(vi) Seller shall execute and deliver a Non-Foreign Affidavit in the form attached hereto as Exhibit G. Seller shall complete, execute and deliver a Form W-9.

(vii) As soon as reasonably practicable after the Closing, Seller shall deliver to Buyer, at Seller’s address or at such other place as any of same may be kept, the Records, at Buyer’s sole cost and expense, and with minimal disruption of Seller’s ongoing business. After delivery of the Records by Seller to Buyer, Seller, and Seller’s agents and representatives, shall have reasonable access to the Records, and shall have the right to copy all or any portion of the Records. Buyer shall retain and preserve the Records for a period of three (3) years from the Closing Date.

14. Post-Closing Adjustments.

(a) Final Settlement Statement.  Seller shall prepare, in accordance with this Agreement and with generally accepted accounting principles consistently applied, and deliver to Buyer a statement (“Final Settlement Statement”) no later than one hundred twenty (120) days after the Closing Date, setting forth each adjustment to the Purchase Price necessary to determine the Final Purchase Price and showing the calculation of such adjustments in accordance with Section 3. Buyer shall have thirty (30) days after receipt of the Final Settlement Statement to review such statement and to provide written notice to Seller of Buyer’s objection to any item on the Final Settlement Statement.  Buyer’s notice shall clearly identify the item(s) objected to and the reasons and support for the objection(s).  If Buyer does not provide written objection(s) within the 30-day period, the Final Settlement Statement shall be deemed correct and shall not be subject to further adjustment and Seller shall have no further liability to Buyer concerning the Final Settlement Statement.  If Buyer provides written objection(s) within the 30-day period, the Final Settlement Statement shall be deemed correct with respect to the items to which Buyer does not object.  Buyer and Seller shall meet to negotiate and resolve the objections within fifteen (15) days of Seller’s receipt of Buyer’s objections.  If Buyer and Seller resolve all objections, the adjusted Final Settlement Statement shall be deemed correct and shall not be subject to further adjustment.  Any items not resolved at the end of the 15-day period may, at either Party’s request, be resolved by binding arbitration pursuant to Section 21(h) below.

(b) Payment of Final Purchase Price.  If the Final Purchase Price is more than the Preliminary Amount, Buyer shall pay such difference to Seller in immediately available funds on or before five (5) days after the Parties have agreed upon the Final Settlement Statement. If the Final Purchase Price is less than the Preliminary Amount, Seller shall pay such difference to Buyer in immediately available funds within five (5) days after the Parties have agreed upon the Final Settlement Statement.

15. Post-Closing Covenants.

(a) Assumption.  From and after the Closing, Buyer shall assume all duties, obligations and liabilities with respect to the Properties including, without limitation, the Pipeline Gathering System, the Surface Rights, Material Contracts the Permits and other contracts or agreements affecting the Properties or relating to the ownership or operation of the Properties from and after the Effective Time

(b) Recording and Sales Tax.  Buyer, at Buyer’s sole cost and expense, shall immediately record all instruments of assignment and conveyance in the appropriate office of the state and county in which the lands covered by such instrument are located.  Buyer shall deliver promptly to Seller true and accurate photocopies of the counterparts of the Assignment with the appropriate recording information thereon within a reasonable period of time after recording. Notwithstanding anything in this Agreement to the contrary, Buyer shall promptly pay all sales, use, transfer, documentary, recording, filing, stamp, registration and other similar taxes and fees incurred or may be imposed in connection with this Agreement and the transactions contemplated hereby (collectively, the “Sales Tax”). The Sales Tax shall be collected and remitted pursuant to applicable law. Buyer shall indemnify, defend and hold harmless Seller Group with respect to the payment of the Sales Tax after the Effective Time including, without limitation, all interest and penalties assessed thereon.

16. Operations.   Intentionally Omitted.

17. Indemnities.  “Claims” shall mean any and all claims, demands, complaints, causes of action, suits, actions, appeals, accounts, debts, damages, awards, penalties, fines, judgments, recoveries, settlements, duties, obligations, liabilities, losses, indemnities, costs and expenses (including, without limitation, court costs, expert witness fees and reasonable attorneys’ fees).

(a) Buyer’s Indemnification.  Buyer agrees to indemnify, defend and hold harmless Seller, Seller’s affiliates, successors and assigns, and their respective officers, directors, shareholders, managers, members, employees, agents, representatives, investment bankers, brokers, accountants and attorneys (collectively, “Seller Group”), from and against any and all Claims arising in connection with or related to the Properties attributable to period of time on or after the Effective Time or that are attributable to a breach by Buyer of any of Buyer’s representations, warranties or covenants hereunder.

(b) Seller’s Indemnification.  Except for matters covered by Section 17(c) below (Buyer’s Environmental Indemnification), Seller agrees to indemnify, defend and hold harmless Buyer, and Buyer’s affiliates, successors and assigns, and their respective officers, directors, shareholders, managers, members, employees, agents, representatives, investment bankers, brokers, accountants and attorneys, from and against any and all Claims arising in connection with or related to the Properties attributable to period of time prior to the Effective Time, or that are attributable to a breach by Seller of any of Seller’s representations, warranties or covenants hereunder, or any and all Claims by a third party that Buyer interfered with any agreement between Seller and such third party with respect to the purchase and sale of the Properties.

(c) Buyer’s Environmental Indemnification.  Except for Claims attributable to a breach by Seller of any of Seller’s representations, warranties and covenants hereunder, notwithstanding anything to the contrary, Buyer shall indemnify, defend and hold harmless Seller Group from and against any and all Claims (including, without limitation, environmental response, remediation and restoration costs, or any other costs related to environmental damage, including, without limitation, damages to natural resources associated with all Environmental Defects, including, without limitation, any such conditions arising out of or relating to any discharge, release, disposal, production, storage, treatment or any activities on, in or from the Properties of materials or substances attributable to the period of time before or after the Effective Time that are at present, or become in the future, subject to regulation under federal, state or local laws or regulations, whether such laws or regulations now exist or are hereafter enacted, including, without limitation, any Claims arising in whole or in part from the sole or concurrent negligence or  strict liability of Seller.

(d) Monetary Damages.  Seller and Buyer acknowledge that the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other Claims arising in connection with or with respect to the transactions contemplated by this Agreement.  As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby after the Closing.

(e) Monetary Limitation.  Notwithstanding anything to the contrary set forth herein, Buyer’s right to indemnification by Seller hereunder in connection with the breach of any representation, warranty, covenant or agreement contained herein, or for any other Claims arising in connection with or with respect to the transactions contemplated by this Agreement, shall be limited to and shall not exceed in the Indemnity Fund (described in Section 13(b)(ii) above). Seller shall have the right to distribute that portion of the Purchase Price received by Seller to Seller’s members; provided that the Escrow Agent shall retain the Indemnity Fund during the time period described in Section 17(f) below. All Claims by Buyer for indemnification by Seller pursuant to this Section 17 shall be paid by the Escrow Agent to Buyer pursuant to the written instructions of Buyer and Seller. The Parties shall submit to binding arbitration pursuant to Section 21(h) below all disputes regarding the validity and amount of any Claim for indemnification hereunder, and the proper resolution thereof. The monetary limit in this Section shall not apply to any Claims by Buyer resulting or arising from Seller’s intentional or willful misrepresentation of material fact contained in this Agreement, the exhibits and schedules hereto or the Records which misrepresentation constitutes common law fraud pursuant to applicable law.

(f) Time Limitation.  Any Claims by Buyer for indemnification by Seller hereunder shall be made by written notice delivered to Seller on or before May 30, 2009 (the “Indemnity Deadline”). Notwithstanding anything to the contrary: (i) no Claims by Buyer for indemnification by Seller hereunder may be brought after the Indemnity Deadline; and (ii) Seller’s indemnification obligation under this Section 17 shall terminate and expire automatically on the Indemnity Deadline; provided, that for any Claims asserted in good faith by Buyer for indemnification by Seller for which Buyer has delivered to Seller written notice on or before the Indemnity Deadline, Seller’s indemnification obligation under this Section 17 shall remain in effect until the final resolution of such Claims. Upon the later of the Indemnity Deadline and the final resolution of any Claims asserted in good faith by Buyer for indemnification by Seller for which Buyer has delivered to Seller written notice on or before the Indemnity Deadline, the Escrow Agent shall promptly deliver to Seller the balance of the Indemnity Fund, and all interest accrued thereon, remaining after the payment of all amounts due Buyer hereunder. Notwithstanding anything to the contrary herein, upon the Indemnity Deadline, if the Indemnity Fund, and all interest thereon, are in excess of the aggregate amount of all Claims asserted in good faith by Buyer for indemnification by Seller hereunder, the Escrow Agent shall promptly deliver to Seller such excess amount.

(g) Compromise or Settlement. No Party entitled to indemnification hereunder or otherwise to damages in connection with or with respect to the transactions contemplated by this Agreement shall settle, compromise or take any other action with respect to any Claims which could prejudice or otherwise adversely impact the ability of the Party providing such indemnification or potentially liable for such Claims to defend or otherwise settle or compromise with respect to such Claims.

(h) Obligation to Mitigate.  A Party entitled to indemnification hereunder or otherwise to damages in connection with the transactions contemplated by this Agreement shall take all reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event or circumstance that could reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder or in connection herewith.

(i) Knowledge of Party Claiming Relief.  Neither Party shall have any obligation or liability under this Agreement or in connection with the transactions contemplated by this Agreement for any breach, misrepresentation or noncompliance with respect to any representation, warranty, covenant or obligation contained in this Agreement if: (a) such breach, misrepresentation or noncompliance shall have been waived by the other Party; or (b) such other Party had Knowledge (as defined in Section 4 and 5 above) of such breach, misrepresentation or noncompliance at or before the Closing.

(j) Exclusive Remedy.  If the Closing occurs, the sole and exclusive remedy of Buyer and Seller with respect to the purchase and sale of the Properties shall be pursuant to the indemnification provisions of this Section 17. Any and all claims for the breach of any representation, warranty, covenant or agreement contained herein, or for any other Claims arising in connection with or with respect to the transactions contemplated by this Agreement, shall be subject to the provisions set forth in this Section 17. If the Closing occurs, except for the express rights and remedies expressly stated in this Agreement (including, without limitation, the indemnification provisions of this Section 17), Buyer and Seller shall be deemed to have disclaimed, waived and released, to the fullest extent permitted under applicable law, any right of contribution against the other Party, and such Party’s affiliates, arising under or based on any federal, state or local statute, law, ordinance, rule or regulation or common law or otherwise.

18. Disclaimers.

(a) EXCEPT FOR SELLER’S EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 4 ABOVE, AND SELLER’S SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT, THE PROPERTIES ARE BEING CONVEYED BY SELLER TO BUYER WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED, STATUTORY, COMMON LAW OR OTHERWISE, AND THE PARTIES HEREBY EXPRESSLY DISCLAIM, WAIVE AND RELEASE ANY EXPRESS WARRANTY OF MERCHANTABILITY, CONDITION OR SAFETY AND ANY EXPRESSED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; AND BUYER ACCEPTS THE PROPERTIES, “AS IS, WHERE IS, WITH ALL FAULTS, WITHOUT RECOURSE.” ALL DESCRIPTIONS OF THE PIPELINE GATHERING SYSTEM, EQUIPMENT, FACILITIES, PERSONAL PROPERTY, FIXTURES AND STRUCTURES HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY SELLER GROUP HAVE BEEN AND SHALL BE FURNISHED SOLELY FOR BUYER'S CONVENIENCE, AND HAVE NOT CONSTITUTED AND SHALL NOT CONSTITUTE A REPRESENTATION OR WARRANTY OF ANY KIND BY SELLER GROUP. SELLER GROUP SHALL HAVE NO LIABILITY TO BUYER FOR ANY CLAIMS, LOSS OR DAMAGE CAUSED OR ALLEGED TO BE CAUSED DIRECTLY OR INDIRECTLY, INCIDENTALLY OR CONSEQUENTIALLY, BY SUCH WELLS, EQUIPMENT, FACILITIES, PERSONAL PROPERTY, FIXTURES AND STRUCTURES, BY ANY INADEQUACY THEREOF OR THEREWITH, ARISING IN STRICT LIABILITY OR OTHERWISE, OR IN ANY WAY ARISING OUT OF BUYER'S PURCHASE THEREOF. BUYER EXPRESSLY WAIVES THE WARRANTY OF FITNESS AND THE WARRANTY AGAINST REDHIBITORY VICES AND DEFECTS, WHETHER APPARENT OR LATENT, IMPOSED BY ANY APPLICABLE STATE OR FEDERAL LAW. THE PARTIES HEREBY ACKNOWLEDGE AND AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW, THE DISCLAIMERS CONTAINED IN THIS AGREEMENT ARE “CONSPICUOUS” FOR THE PURPOSES OF SUCH APPLICABLE LAW.

(b)  SELLER GROUP HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY IMPLIED OR EXPRESS WARRANTY AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO THE ACCURACY OF ANY OF THE INFORMATION FURNISHED WITH RESPECT TO THE EXISTENCE OR EXTENT OF RESERVES OR THE VALUE OF THE PROPERTIES BASED THEREON OR THE CONDITION OR STATE OF REPAIR OF ANY OF THE PROPERTIES; THIS DISCLAIMER AND DENIAL OF WARRANTY ALSO EXTENDS TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE PRICES BUYER AND SELLER ARE OR WILL BE ENTITLED TO RECEIVE FROM PRODUCTION OF OIL, GAS OR OTHER SUBSTANCES FROM THE PROPERTIES, IT BEING ACKNOWLEDGED, AGREED AND EXPRESSLY UNDERSTOOD THAT ALL RESERVE, PRICE AND VALUE ESTIMATES UPON WHICH BUYER HAS RELIED OR IS RELYING HAVE BEEN DERIVED BY THE INDIVIDUAL EVALUATION OF BUYER.

(c) SELLER AND BUYER HEREBY ACKNOWLEDGE AND AGREE THAT THEY ARE NOT “CONSUMERS” WITHIN THE MEANING OF THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, AND THE BUSINESS AND COMMERCE CODE, OR ANY SIMILAR STATUTE IN ANY OTHER JURISDICTION. BUYER HEREBY EXPRESSLY DISCLAIMS, WAIVES AND RELEASES ALL OF ITS RIGHTS AND REMEDIES UNDER ALL SUCH LAWS AND ANY OTHER LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF ITS OWN SELECTION, BUYER VOLUNTARILY CONSENTS TO THIS WAIVER AND RELEASE. TO EVIDENCE ITS ABILITY TO GRANT SUCH WAIVER, BUYER REPRESENTS TO SELLER THAT: (i) IT IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION; (ii) IT IS REPRESENTED BY LEGAL COUNSEL IN ENTERING INTO THIS AGREEMENT; AND (iii) SUCH LEGAL COUNSEL WAS NOT DIRECTLY OR INDIRECTLY IDENTIFIED, SUGGESTED, OR SELECTED BY SELLER OR AN AGENT OF SELLER.

19. Termination and Remedies.

(a) Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing: (i) by mutual written consent of Seller and Buyer; or (ii) by either Seller or Buyer, if the Closing shall not have occurred on or before July 1, 2008 (the “Outside Termination Date”); provided, however, that the right to terminate this Agreement under this Section 19(a)(ii) shall not be available: (A) to Seller, if any breach of this Agreement by Seller has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Termination Date; or (B) to Buyer, if any breach of this Agreement by Buyer has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Termination Date. If this Agreement is terminated pursuant to this Section 19(a), such termination shall be the Parties’ sole and exclusive remedy, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination.

(b) Buyer’s Remedy.  On or before the Closing Date, if Seller is in breach or default of any of Seller’s representations, warranties or covenants hereunder, or Seller fails to obtain the Member Approval as set forth in Section 6(b)(ii) above, as Buyer’s sole and exclusive remedy against Seller, Buyer shall have the right to terminate this Agreement by written notice delivered to Seller and the Escrow Agent, and, in the absence of a breach or default by Buyer hereunder, Seller shall promptly pay Buyer an amount equal to five percent (5.0%) of the unadjusted Purchase Price, as liquidated damages and not as a penalty, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination. The Parties acknowledge and agree that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately due to the unique nature of this Agreement, the unique nature of the Properties, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the liquidated damages provided for herein are a reasonable estimate by the Parties of such damages. Buyer hereby disclaims, waives and releases any right Buyer may have to make a claim for specific performance of the purchase and sale of the Properties contemplated by this Agreement. Buyer hereby covenants and agrees that it shall not file, and hereby disclaims, waives and releases any right to record in the real property records a copy of this Agreement or a lis pendens in connection with any Claims under this Agreement.

(c) Seller’s Remedy.  On or before the Closing Date, if Buyer is in breach or default of any of Buyer’s representations, warranties or covenants hereunder, as Seller’s sole and exclusive remedy against Buyer, Seller shall have the right to terminate this Agreement by written notice delivered to Buyer, and Buyer shall promptly pay Seller an amount equal to five percent (5.0%) of the unadjusted Purchase Price, as liquidated damages and not as a penalty, and each Party hereby disclaims, waives and releases any and all Claims against the other Party arising in connection with or related to such termination. The Parties acknowledge and agree that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately due to the unique nature of this Agreement, the unique nature of the Properties, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the liquidated damages provided for herein are a reasonable estimate by the Parties of such damages. Seller hereby disclaims, waives and releases any right Seller may have to make a claim for specific performance of the purchase and sale of the Properties contemplated by this Agreement.

20. Notices. Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

Seller: Comet Resources LLC 1200 N. Ashland Ave., Suite 600 Chicago, Illinois 60622 Attention: David Husman Telephone: (773) 489-7600 Fax: (773) 489-2580
With Copy to:
Robert G. Lewis, Esq.
Ducker, Montgomery, Aronstein & Bess, P.C.
1560 Broadway, Suite 1400
Denver, CO  80202
Telephone: (303) 861-2828
Fax: (303) 861-4017
Email: rlewis@duckerlaw.com
Miller Dyer & Co,  LLC
475 17th Street, Suite 1200
Denver, CO 80202
Attention:  Kyle Miller
Telephone: (303) 292-0949
Fax:  (303) 292-3901
Email:  kyle@millerdyer.com

Buyer: Whiting Oil and Gas Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290 Attention: James J. Volker Telephone: (303) 837-4228 Fax: (303) 861-4023 Email: jimv@whiting.com	With Copy to: Whiting Oil and Gas Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290 Attention: Bruce R. DeBoer Telephone: (303) 390-4909 Fax: (303) 861-4023 Email: bruced@whiting.com
Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  Notices transmitted via facsimile shall be deemed to be delivered upon receipt of confirmation of transmission by the sender.  Notices transmitted via e-mail shall be deemed to be delivered upon receipt of such e-mail by the addressee.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

21. Miscellaneous.

(a) Exhibits.  All exhibits and schedules attached to this Agreement are hereby incorporated by reference herein and made a part hereof for all purposes as if set forth in their entirety herein.  The schedule numbers used in this Agreement refer to the corresponding sections of the Agreement to which such schedule relates; provided, however, to the extent that a matter is disclosed in a schedule is relevant and reasonably apparent on its face to apply to the disclosure required by any other section of this Agreement, such matter shall be deemed to be disclosed in such other section of this Agreement, whether or not an explicit cross reference appears.

(b) Integration.  This Agreement and the exhibits and schedules constitute the entire agreement between the Parties with respect to the subject matter hereof, superseding all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter.

(c) Amendments.  This Agreement may not be altered or amended, nor may any rights hereunder be waived, except by a written document signed by the Party to be charged with such amendment or waiver.

(d) No Assignment.  This Agreement shall not be assignable by Seller without Buyer’s prior written consent and shall not be assignable by Buyer (except to an affiliate of Buyer; provided that Buyer shall remain liable to Seller for all duties, obligations and liabilities hereunder) without Seller’s prior written consent.

(e) Binding Effect.  Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective agents, successors and assigns.

(f) Third Parties.  Except for indemnified persons or entities described in Section 16 (Indemnities), this Agreement shall not confer any rights, benefits or remedies to any person or entity not a party hereto.

(g) No Merger; Survival.  None of the provisions of this Agreement shall be deemed to have merged with any assignment or other instrument hereafter executed.  Except as otherwise specified herein, the representations and warranties made by Seller and Buyer in Sections 4 and 5 shall survive for one (1) year after the Closing Date, shall expire automatically one year after the Closing Date, and no Claims for breach thereof shall be made after the expiration of such one-year period. However, the representations and warranties made by Seller in Section 4(a), 4(b) and 4(c) and the representations and warranties made by Buyer in Section 5(a), 5(b) and 5(c) shall survive for the applicable statute of limitations period.

(h) Arbitration.  Any dispute arising under this Agreement including, without limitation, title matters pursuant to Section 7 above, environmental matters pursuant to Section 8 above, the Final Settlement Statement pursuant to Section 14(a) above, or indemnification pursuant to Section 17 above, shall be finally determined by binding arbitration in Denver, Colorado, with a single arbitrator, and the arbitrator’s determination shall be final and binding upon Seller and Buyer. Arbitration shall be commenced by one Party delivering written notice to the other Party and to the Denver office of the Judicial Arbiter Group, Inc. (“JAG”). The Parties shall use their reasonable efforts in good faith to agree upon a single arbitrator from among the JAG arbitrators in JAG’s Denver office, but in the event that they are unable to do so within thirty (30) days after receipt of the arbitration demand, then JAG shall select the arbitrator, who shall be a neutral, disinterested party, who has never been an officer, director or employee or attorney of any of the Parties or any of their affiliates, who has not less than ten (10) years experience in the oil and gas industry, and who has a formal financial/accounting, petroleum engineering or legal education. The hearing shall be commenced within thirty (30) days after the selection of the arbitrator. The Parties and the arbitrator shall proceed diligently and in good faith in order that the arbitration award shall be entered as promptly as possible.  The fees charged by the arbitrator for the arbitration shall be paid one-half by Buyer and one-half by Seller. Notwithstanding anything to the contrary herein, either Party may apply to any court of competent jurisdiction to enforce any arbitration award, specific performance or injunctive relief hereunder.

(i) Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, except with respect to real property matters which shall be governed and construed in accordance with the laws of the State of Utah.

(j) Attorney’s Fees.    In the event of any disputes related to this Agreement, the prevailing Party shall recover court costs and reasonable attorney’s fees from the opposing Party.

(k) No Consequential Damages.  Notwithstanding anything in this Agreement to the contrary, neither Party shall be entitled to claim or recover from the other Party, and each Party hereby disclaims, releases and waives any Claims against the other Party for any special, punitive, exemplary, indirect or consequential damages (including, without limitation, lost sales, lost profits or lost income), except with respect to indemnification of third party Claims in accordance with the terms and conditions of this Agreement.

(l) Fees and Expenses.  Each Party shall pay its own fees and expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby, including broker fees.

(m) Press Releases.  No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that Buyer may make any public disclosure Buyer believes in good faith is required by applicable law (including, without limitation, filing a copy of this agreement as an exhibit to a Form 8-K with the Securities and Exchange Commission) or any  listing or trading agreement concerning Buyer’s publicly-traded securities (in which case Buyer shall use Buyer’s commercially reasonable efforts in good faith to deliver to Seller a copy of the proposed disclosure, and give Seller an opportunity to comment on the proposed disclosure, prior to such public disclosure).

(n) Interpretation.  For purposes of interpreting the provisions of this Agreement, it is acknowledged and agreed by Buyer and Seller that this Agreement is the result of negotiations between Buyer and Seller; that Buyer and Seller had equal bargaining power and position, and that no provision of this Agreement shall be interpreted or construed adverse to or against one Party or the other as a result of the drafting, preparation or execution of this Agreement.

(o) Headings.  The headings of the articles and sections of this Agreement and any listing of its contents are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

(p) Timing.  Time is of the essence of this Agreement.

(q) Further Assurances.  After the Closing, Seller and Buyer shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and take such other action as may be reasonably necessary or advisable to carry out their obligations under this Agreement and under any exhibit, document, certificate or other instrument delivered pursuant hereto.

(r) Counterparts.  This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument.

(s) Facsimile and Electronic Signatures.

  Buyer and Seller hereby agree that this Agreement may be executed with facsimile and/or electronic signatures, and that such facsimile and electronic signatures shall be valid and binding on the Parties.

EXECUTED as of the date first set forth above, to be effective for all purposes as of the Effective Time.

SELLER: COMET RESOURCES LLC By: Energy Management Services, LLC, Manager By: Energy Management Service, Inc., Manager By: /s/ David L. Husman David L. Husman, President	BUYER: WHITING OIL AND GAS CORPORATION By: _/s/ James J. Volker James J. Volker, President and Chief Executive Officer